 Exhibit 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		Indivior PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		Scopia Capital Management LP Scopia Management, Inc.
City and country of registered office (if applicable)		Wilmington, Delaware, United States (ScopiaCapital Management LP) New York, New York, United States (ScopiaManagement, Inc.)
4. Full name of shareholder(s) (if different from 3.) v
Name		Goldman Sachs & Co. Morgan Stanley & Co., LLC
City and country of registered office (if applicable)		New York, New York, United States
5. Date on which the threshold was crossed or reached vi:		19 March 2024
6. Date on which issuer notified (DD/MM/YYYY):		21 March 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	4.62%	0.09%	4.71%	6,412,546
Position of previous notification (if applicable)	6.96%	Not Applicable	6.96%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix	% of voting rights
Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BN4HT335	6,289,509	4.62%

SUBTOTAL 8. A	6,289,509	4.62%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date x	Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Swap	07 August 2025	Swap may be terminated at any time up to Expiration Date	123,037	0.09%

SUBTOTAL 8. B 1	123,037	0.09%

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights
Not Applicable

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

			X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Scopia Management, Inc.	4.62%	0.09%	4.71%
Scopia CapitalManagement LP	4.62%	0.09%	4.71%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi

Place of completion	New York, NY, United States
Date of completion	21 March 2024